October 6, 2014	News Release 14-17
MARIGOLD LIFE OF MINE PLAN CONFIRMS LONG MINE LIFE WITH SOLID MARGINS AND PRODUCTION GROWTH
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard” or the “Company”) is pleased to announce the Mineral Resources estimate, Mineral Reserves estimate and life of mine plan for its 100% owned Marigold mine (“Marigold” or the “mine”) located in Nevada, U.S. All figures in U.S. dollars except where noted.

Life of Mine Plan Highlights

▪
Significantly Increases Silver Standard’s Reserve Base: Mineral Reserves of 2.1 million ounces of gold contained in 129.7 million tonnes grading 0.51 grams per tonne mined over a 13-year operating life.

▪
Potential for Mine Life Extension: Indicated Mineral Resources of 4.0 million ounces of gold contained in 243.7 million tonnes grading 0.51 grams per tonne providing strong potential to extend mine life.

▪	Production Growth: Gold production averages 186,700 ounces per year over the nine years of active mining to 2023.

▪	Competitive Cost Position: Average annual cash costs of $762 per payable ounce of gold sold and all-in sustaining costs of $986 per payable ounce of gold sold.

▪	Limited Capital Requirements: Total sustaining capital expenditures of $123 million or $74 per payable ounce of gold sold.

▪	Robust Economics: After-tax net present value (NPV) of $419 million, assuming $1,300 per ounce gold price and a 5% discount rate.

“Following successful integration, the life of mine plan demonstrates how Marigold is an important step in transforming Silver Standard into a premier mining company,” said John Smith, President and CEO. “The cost structure and reserve life highlights the strategic value Marigold brings to us now and through the resource cycle. The life of mine plan and team provide a strong platform to drive margins and growth opportunities at the mine and in the region. Next, the team will focus on converting resources to reserves and achieving operating efficiencies, both of which are within our demonstrated expertise.”

Mine Overview

Marigold is an open-pit gold mine located in Humboldt County, Nevada, U.S. and is situated at the northern end of the Battle Mountain-Eureka trend. Marigold is a distal-type, structurally-controlled, sediment-hosted gold-silver deposit related to Eocene magmatism. The mineralization has a strike length in excess of eight kilometers and widths up to one kilometer, making it one of the largest mineral systems in the region. The surface zone of oxide ore extends down to approximately 200 meters.

Marigold has been in continuous production since 1988, producing in excess of 2.7 million ounces of gold prior to our ownership on April 1, 2014. Ore is mined by conventional truck and shovel equipment at an average annual rate of 15.1 million tonnes at steady state production. Ore is processed via a large run-of-mine heap leach operation with an average daily stacking rate of 42,000 tonnes. Marigold produces gold doré bars which are refined into London Bullion Market Association quality bullion and the gold sold on the spot market through bullion banks. Production at Marigold is subject to various net smelter return royalties.

The mine is connected to Interstate 80 by a six kilometer unpaved road providing excellent access. Marigold has a skilled operating team and employs approximately 360 people, who manage and maintain the mine and processing facilities to world-class safety and environmental standards. Marigold power supply is provided by NV Energy through a 120 kilovolt transmission line to site. Power draw is five megawatts and is distributed through a 25 kilovolt distribution grid. Marigold water requirements are supplied from three wells located near the mine access road. There is potential for additional water for processing and site usage from a new well to be commissioned in early 2015. The mine is located on approximately 7,900 hectares of land controlled by Silver Standard.

Mineral Resources Estimate

The Mineral Resources estimate herein is based on all available data for Marigold.

Table 1: Marigold Mineral Resources Estimate (as at September 30, 2014)

Category	Tonnes	Gold Grade	Contained Gold
	(Mt)	(g/t)	(Moz)
Measured	-	-	-
Indicated	243.7	0.51	4.0
Inferred	13.4	0.46	0.2

Notes:

1.	James Carver, Registered SME Member (# 509390), is the Qualified Person for the Mineral Resources estimate.

2.	The Mineral Resources estimate has been classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 2010) definition standards.

3.	Reported Mineral Resources are estimated below the as-mined surface of September 30, 2014 and are inclusive of Mineral Reserves.

4.	Gold values have been estimated using ordinary kriging.

5.	Domain based outlier restriction on gold values ranging between 1.37 g/t and 8.58 g/t has been used for the Mineral Resources estimate.

6.	Densities for different lithological units have been calculated based on detailed test work carried out by Silver Standard and corresponds to the historical mine production.

7.
The Marigold drillhole database including collar survey, assay, lithology, oxidation and densities used for this resource estimate has been verified by James Carver by conducting detailed verification checks, including QA/QC of location, geological, density and assay data.

8.	Mineral Resources include all mineralized material that has the potential for economic recovery of gold from an open pit supply to a run-of-mine heap leach operation.

9.
The Mineral Resources estimate has been calculated based on an optimized pit at a cut-off grade of a payable gold grade of 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per mineral resource block) with a gold price assumption of US$1,500 an ounce.

10.	The cost, recovery and design parameters considered by optimization calculations for this Mineral Resources estimate are considered appropriate based on the current mine production.

11.	The reported Indicated Mineral Resources are regarded as appropriate for medium to long term production open pit planning and mine scheduling on a quarterly basis.

12.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this news release are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.

13.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz).

14.	Figures may not total exactly due to rounding.

Mineral Reserves Estimate

The Mineral Reserves estimate herein is based on all available data for Marigold.

Table 2: Marigold Mineral Reserves Estimate (as at September 30, 2014)

Category	Tonnes	Gold Grade	Contained Gold
	(Mt)	(g/t)	(Moz)
Proven	-	-	-
Probable	129.7	0.51	2.12
Total	129.7	0.51	2.12

Notes:

1.	Thomas Rice, SME Registered Member (#269380), is the Qualified Person for the Mineral Reserves estimate.

2.	Trevor Yeomans, B.Sc. (Hons), ACSM, P. Eng. is the Qualified Person who provided metallurgical parameters that were incorporated in the Mineral Reserves estimate.

3.	CIM (2010) definition standards were used in the generation of Mineral Reserves estimate classification.

4.	Mineral Reserves are contained within pit designs generated using Indicated Mineral Resources only and a gold price of $1,300 per ounce.

5.	Reported Mineral Reserves are estimated below the as-mined surface of September 30, 2014.

6.	Mineral Reserves are estimated at a cut-off grade of 0.065 g/t payable gold grade.

7.	Mining costs are based on historical values and budgeted costs with a haulage component based on estimated haul cycle times.

8.	Processing and general and administrative costs were estimated on the basis of historical values and budgeted costs.

9.
The Mineral Reserves estimate is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Floating Cone algorithm that maximizes the Mineral Reserves cash flow.

10.	No mining dilution is applied to the grade of the Mineral Resources. Dilution intrinsic to the Mineral Resources estimate is considered sufficient to represent the mining selectivity considered.

11.	Average life of mine strip ratio is 3.7 waste to ore.

12.	Metallurgical recovery formula was applied for gold using “nearest neighbor” model based on cyanide-soluble gold grades, calibrated to historically achieved recoveries.

13.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz).

14.	Figures may not total exactly due to rounding.

15.	This Mineral Reserves estimate assumes that all required permits, as discussed under the heading “Environmental, Reclamation and Social Responsibility” will be obtained.

Mining and Processing

Marigold uses conventional drill/blast and truck/shovel open pit mining methods. Waste and some ore is mined on 15 meter benches by a 55-cubic meter electric rope shovel. The majority of the ore is extracted on 7.5 meter benches using two 520 tonne hydraulic excavators. Wall angles vary from 47 to 51 degrees, with pre-split for final walls. Over the mine life, a fleet of eighteen 290 tonne haul trucks and three loading units are expected to move approximately 614.8 million tonnes of material including 129.7 million tonnes of ore for a strip ratio of 3.7:1.

Mine material movement averages 71.8 million tonnes per year for the nine year period of mine operations. Ore tonnage averages 15.1 million tonnes per year. The majority of the mining is from the Mackay area. The remaining ore is mined from two satellite deposits: the Hercules pit which is north of the Mackay pit; and the 5 North pit, which is one mile north of the Mackay pit. Both the Hercules and 5 North pits contain higher grade ore; however, due to haul distances and relatively smaller ore tonnages, these pits are scheduled to be mined later in the mine life.

Ore is hauled to the leach pads and truck dumped in 6- to 9-meter lifts. The pads are permitted to a maximum height of 120 meters. Pad expansion occurs periodically through the mine life as required. The ore is treated with cyanide solution which passes through a conventional ADR (adsorption-desorption-recovery) circuit. Solution management is a critical part of the process with ore being leached over a 120-day cycle for a total recovery averaging approximately 74%. All gold treatment occurs on site, producing gold doré bars.

Operational statistics are presented in Table 3 and Table 4. Production and cost statistics are presented in Table 5.

Table 3: Operating and Production Statistics

	Units	Annual Average	Total
Total Material Mined	Mt	71.8	614.8
Waste Removed	Mt	56.6	485.1
Ore to Leach Pad	Mt	15.1	129.7
Strip Ratio	waste:ore	-	3.7
Gold Grade to Leach Pad	g/t	-	0.51
Gold Recovery	%	-	74%
Gold Produced	koz	186.7	1,658.8

Notes:

1.	Annual averages are calculated over the active mining period commencing on October 1, 2014 and ending in 2023.

Table 4: Operating Statistics Per Annum

Year	Ore Mined	Waste Removed	Strip Ratio	Gold Grade	Gold Recovery
	(Mt)	(Mt)	(waste:ore)	(g/t)	(%)
Q4 2014	4.0	14.4	3.6	0.80	73%
2015	12.8	64.3	5.0	0.53	73%
2016	15.4	59.0	3.8	0.42	72%
2017	15.4	59.0	3.8	0.54	72%
2018	15.4	61.7	4.0	0.45	74%
2019	15.4	59.9	3.9	0.43	74%
2020	15.4	52.9	3.4	0.49	74%
2021	15.4	52.9	3.4	0.62	77%
2022	15.4	46.6	3.0	0.54	75%
2023	4.9	14.5	2.9	0.45	73%
2024	-	-	-	-	-
2025	-	-	-	-	-
2026	-	-	-	-	-
2027	-	-	-	-	-
Total	129.7	485.1	3.7	0.51	74%

Notes:

1.	2014 operational figures based on estimates from October 1, 2014 to December 31, 2014.

2.	Figures may not total exactly due to rounding.

Table 5: Production and Cost Statistics Per Annum

Year	Gold Stacked on Pads	Gold Produced	Cash Costs	All-In Sustaining Costs
	(oz)	(oz)	($/payable ounce of gold sold)	($/payable ounce of gold sold)
Q4 2014	75,702	65,644	$722	$976
2015	160,389	172,396	$765	$1,090
2016	150,875	166,203	$869	$1,157
2017	192,100	183,324	$690	$1,099
2018	166,600	172,635	$755	$1,028
2019	156,400	158,813	$761	$1,139
2020	181,900	175,865	$802	$890
2021	237,999	224,723	$675	$808
2022	200,600	209,451	$692	$787
2023	51,628	69,704	$766	$793
2024	-	18,011	$930	$972
2025	-	16,304	$1,067	$1,108
2026	-	16,304	$1,258	$1,292
2027	-	9,422	$1,726	$1,773
Total	1,574,191	1,658,799	$762	$986

Notes:

1.	2014 operational figures based on estimates from October 1, 2014 to December 31, 2014.

2.	Gold produced from 2024 onwards is derived from the residual recoverable gold remaining in the leach pads when mining is completed and is recovered through continued leaching from 2024 to 2027.

3.
Gold Stacked on Pads refers to gold content of ore stacked on the pads in that period that is recoverable by the leaching process. Gold Produced refers to the amount of gold recovered from the heap in that period and processed to product for sale. The difference between the values in these columns is due to the lag effect of the 120-day leach cycle on gold dissolution in the heap and ounces already in the pads as of October 1, 2014.

4.
Cash costs include mine operations, processing, general administration, inventory adjustment, royalties and refining charges (net of silver credits). All-in sustaining costs include cash costs plus capitalized stripping, sustaining capital, and reclamation.

5.	Figures may not total exactly due to rounding.

6.	Cash costs and all-in sustaining costs are a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures” in this news release.

Capital Expenditure Summary

Sustaining capital expenditures, exclusive of deferred stripping, are expected to total $123 million over the life of the mine. Detailed capital expenditures by area are presented in Table 6.

Table 6: Summary of Sustaining Capital Expenditures ($M)

Capital Expenditures	Total
Mining Equipment	$17
Capitalized Equipment Maintenance	74
Processing	24
Administration & Permitting	8
Total Capital Expenditures	$123

Notes

1.	Excludes capitalized stripping.

Operating Cost Summary

Operating costs per tonne of ore processed averages $9.16 over the life of mine to 2027. Optimization efforts continue at Marigold in order to reduce the operating costs going forward. These initiatives are discussed in more detail in the Opportunities section of this news release.

Table 7: Operating Costs per Tonne

Operating Costs	Units	Value
Mine Operations	$/tonne mined	$1.50
Mine Operations	$/tonne processed	7.13
Processing	$/tonne processed	1.33
General Administration	$/tonne processed	0.69
Total Operating Costs	$/ tonne processed	$9.16

Operating costs include mine operations, processing, and general and administrative costs. Cash costs, which include refining charges and royalties, average $762 per payable ounce of gold sold over the life of mine to 2027. Costs per payable ounce of gold sold basis are presented in Table 8.

Table 8: Costs per Payable Ounce of Gold Sold ($/oz)

Value
Mine Operations	$434
Processing	104
General Administration	54
Inventory Adjustment	42
Royalties & Refining (net of silver credits)	127
Total Cash Costs	$762
Capitalized Stripping	123
Sustaining Capital	74
Reclamation	27
All-In Sustaining Costs	$986

Notes:

1.	Mine operations are presented net of capitalized stripping.

2.
Inventory adjustment represents carrying values of starting leach pad and bullion inventory at October 1, 2014 which are released into cash costs over the life of mine through to 2027 as the associated ounces are sold.

3.	Capitalized stripping is in accordance with IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”.

4.	Payable gold ounces sold over the life of mine total 1,659,637 oz.

5.	Figures may not total exactly due to rounding.

Economic Analysis

The Marigold economic analysis is based on a $1,300 per ounce gold price. The mine is expected to generate $419 million in after-tax NPV using a 5% discount rate over the life of mine. Key economic and financial assumptions are presented in Table 9 and the economic analysis summary is presented in Table 10.

Table 9: Key Economic and Financial Assumptions

Assumption	Units	Value
Gold Price	$/oz	$1,300
Oil Price	$/bbl	$100
Royalty Rate	%	9.8%

Notes:

1.	Weighted average royalty rate of 9.8% over the life of mine to 2027. Annual average royalty rate varies from 9.1% to 10.0%.

The Marigold mine is subject to Nevada State Net Proceeds tax at a rate of 5% and U.S. Federal income tax at a statutory rate of 35% with an Alternative Minimum income tax rate of 20%.

Table 10: Economic Analysis Summary ($M)

Total
Revenue	$2,159
(less) Mine Operations (excl. Capitalized Stripping)	721
(less) Processing	172
(less) General Administration	92
(less) Royalties & Refining	212
Operating Cash Flow	$962
(less) Capitalized Stripping	204
(less) Sustaining Capital	123
(less) Reclamation	46
Salvage Value	8
Pre-Tax Free Cash Flow	$596
After-Tax Free Cash Flow	$536
After-Tax NPV (5%)	$419

Notes:

1.	Economic analysis presented for the period of October 1, 2014 to end of operations in 2027.

2.	Figures may not total exactly due to rounding.

Marigold provides significant leverage to the price of gold. NPV sensitivities for key operational and economic metrics are presented in Table 11.

Table 11: Sensitivity Analysis for Marigold

	Units	(10)%	LOM Plan	+10%
Gold Price	$/oz	$1,170	$1,300	$1,430
NPV (5%)	$M	$297	$419	$540

Operating Costs	$/tonne	$8.24	$9.16	$10.07
NPV (5%)	$M	$495	$419	$342

Capital Expenditures	$M	$111	$123	$135
NPV (5%)	$M	$430	$419	$409

Notes:

1.	Operating costs per tonne of ore processed.

Environment, Reclamation and Social Responsibility

Marigold holds active, valid permits for all current facets of the mining operation as required by county, state, and federal regulations. The authorized Plan of Operations area currently encompasses 7,916 hectares, with 2,027 hectares within that area permitted for mining-related disturbance. The mine engages in concurrent reclamation practices and is bonded for all permitted features, as part of the Nevada permitting process.

Marigold will prepare a further Environmental Impact Statement (“EIS”) to permit the future mining of all pits to their planned maximum depths. In the normal course of operations planning, environmental baseline studies were initiated in 2013 to support the EIS, which is anticipated to begin in early 2015. Silver Standard has a reasonable expectation that all necessary operating permits will be granted within required timeframes to complete this life of mine plan.

Community support and engagement is well-established at Marigold and will continue, with regular updates provided by mine management to local stakeholders and regulators. In 2013, nearly $300,000 in donations, scholarships, and in-kind support was provided to local communities and charities.

Opportunities

Silver Standard has initiated exploration and resource/reserve development activities to enhance Marigold’s margins and extend the mine life. Drilling was initiated in June 2014 targeting the discovery of additional near-surface gold mineralization proximal to the current final pit and upgrading Inferred Mineral Resources to Indicated Mineral Resources. Further studies will examine the sulphide–hosted gold mineralization, which occurs directly below the leachable (oxide) ore, and may include further drill evaluation and metallurgical test work.

Several optimization studies were also initiated in 2014 to investigate opportunities to further increase Marigold’s operating efficiency. These studies include pit slope angle evaluation, haulage profile optimization, equipment productivity improvements, mine dispatch upgrade and grade control review. Initial indications from the operational excellence program show improvements and are now starting to transfer to our unit operating cost. Operational efficiency and cost control remain key areas of focus to manage the mine going forward for optimum margin, increasing the mine’s medium to long term potential and enabling the conversion of additional Mineral Resources into Mineral Reserves.

Conference Call Details

The company is hosting a conference call Tuesday, October 7, 2014, to present and discuss the Marigold life of mine plan.

▪	Conference call and webcast: Tuesday, October 7, 2014, at 11:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 11193382
All other callers:	+1 (404) 537-3406, replay conference ID 11193382

A mine tour of Marigold will be held for analysts on October 15, 2014.

Qualified Persons

The scientific and technical information contained in this news release pertaining to Marigold has been reviewed and approved by the following qualified persons under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”):

▪	James Carver, SME Registered Member: Mr. Carver is our Chief Geologist at Marigold;

▪	Thomas Rice, SME Registered Member: Mr. Rice is our Technical Services Manager at Marigold; and

▪	Trevor J. Yeomans, B.Sc. (Hons), ASCM, P. Eng.: Mr. Yeomans is employed by Silver Standard as Director of Metallurgy.

External Consultants

The Mineral Resources and Mineral Reserves estimates were prepared by Silver Standard.

AMEC Americas Limited (“AMEC”), Canada, provided technical input into the Marigold Mineral Resources model update upon which the current life of mine plan is based. This service was provided between April and August 2014.

Strategic life of mine options analyses and detailed life of mine planning was completed by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. IMC completed this work between June and September 2014.

Knight Piesold Ltd. (“KP”) provided rock mechanics comments to support internal review and the mine optimisation process. Current pit designs have included the slope recommendations provided by KP. Work by KP was completed between April and July 2014.

Independent peer review of the Marigold strategic optimization work and LOM planning and scheduling process was conducted by David Tutton C. Eng., consultant mining engineer. Mr. Tutton provided feedback throughout the process and his comments were incorporated in the evolving work.

Technical Report

A NI 43-101 compliant technical report will be filed on SEDAR within 45 days of this news release and will be available at that time on our corporate website.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com
To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to successfully integrate announced acquisitions, including the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors’ or officers’ outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the SEC and Annual Information Form filed with Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, and cash costs, all-in sustaining costs and total costs per payable ounce of gold sold. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.